Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format

Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format

Index

Individual Statements of Comprehensive Income	2
Individual Statements of Financial Position	3
Individual Statements of Changes in Equity	4
Individual Statements of Cash Flows	5
Notes to the Condensed Individual Interim Financial Statements	6
Additional information required by Art. 12, chapter III, title IV of the National Securities Commission	27
Review Report
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Condensed Individual Interim Financial Statements

For the six-month period of the

Fiscal Year N° 22 commenced January 1, 2019

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company
in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
629,252,640 Preferred shares of AR$ 1 par value with no voting rights	629,252,640	629,252,640
	887,769,939	887,769,9391,652

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Statement of Comprehensive Income

For the three and six month periods ended at June 30, 2019 and 2018

		Three months at		Six months at
		06.30.19	06.30.18	06.30.19	06.30.18
	Note	$
Continuous Operations
Revenue	3	7,025,965,396	6,799,176,483	14,816,227,764	13,695,596,911
CINIIF 12 - paragraph 14 Credit	5	3,780,152,245	2,383,572,763	6,296,936,191	3,775,757,571
Cost of service	10	(4,542,441,965)	(3,722,218,451)	(9,038,527,206)	(7,565,619,695)
CINIIF 12 - paragraph 14 Debit		(3,777,504,000)	(2,381,789,507)	(6,292,337,439)	(3,771,659,472)
Gross Profit		2,486,171,676	3,078,741,288	5,782,299,310	6,134,075,315
Distribution and selling expenses	10	(428,797,654)	(440,555,111)	(912,565,606)	(865,057,312)
Administrative expenses	10	(234,840,844)	(485,643,109)	(539,487,743)	(838,857,824)
Other income and expenses, net	3	160,044,240	165,728,479	352,517,503	327,175,584
Operating profit		1,982,577,418	2,318,271,547	4,682,763,464	4,757,335,763

Finance Income	3	(278,194,720)	1,368,103,273	207,700,685	1,310,411,938
Finance Costs	3	1,615,587,935	(5,037,035,436)	718,891,208	(5,119,752,321)
Result from exposure to changes in the purchasing power of the currency		(250,520,417)	99,817,513	(693,455,257)	(368,466,518)
Result of investments accounted for using the equity method	4	(8,041,036)	4,465,898	(8,593,255)	400,790
Income before Income Tax		3,061,409,180	(1,246,377,205)	4,907,306,845	579,929,652
Income Tax	3	(224,356,172)	186,296,418	317,474,339	(525,034,253)
Income for the period for continuous operations		2,837,053,008	(1,060,080,787)	5,224,781,184	54,895,399
Net Income for the period		2,837,053,008	(1,060,080,787)	5,224,781,184	54,895,399
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		2,837,053,008	(1,060,080,787)	5,224,781,184	54,895,399

Earnings/ (Losses) per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		10.8577	(4.1169)	19.9772	0.1744

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2018.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Statement of Financial Position

At June 30, 2019 and December 31, 2018

		06.30.19	12.31.18
	Note	$
Assets
Non current Assets
Investments accounted for by the equity method	4	109,936,159	118,529,414
Intangible Assets	5	47,865,029,368	43,601,776,781
Rights of use		156,672,872	-
Other receivables)	3	4,813,858,019	4,956,628,541
Total Non-current Assets		52,945,496,418	48,676,934,736
Current Assets
Investments		-	228,309,558
Other receivables	3	1,607,735,584	1,261,989,160
Trade receivables, net	3	2,861,311,684	2,841,194,498
Cash and cash equivalents	3	2,529,845,766	4,744,601,507
Total Current Assets		6,998,893,034	9,076,094,723
Total Assets		59,944,389,452	57,753,029,459

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		629,252,640	629,252,640
Share Premium		137,280,595	137,280,595
Adjustment of capital		8,942,194,399	8,942,194,399
Legal and facultative reserve		10,584,440,436	10,584,440,436
Retained earnings		12,498,775,960	7,273,994,776
Total Shareholder’s’ Equity		33,050,461,329	27,825,680,145

Liabilities
Non- Current Liabilities
Provisions and other charges	9	152,657,371	160,469,493
Borrowings	6	14,361,485,491	16,651,145,303
Deferred income tax liabilities		4,692,046,463	6,308,879,481
Lease liabilities		35,384,898	-
Accounts payable and others	3	69,089,347	107,469,769
Total Non-current Liabilities		19,310,663,570	23,227,964,046
Current Liabilities
Provisions and other charges	9	474,294,605	489,525,786
Borrowings	6	2,452,948,173	2,060,679,380
Income tax, net of prepayments		262,343,286	-
Lease liabilities		115,642,762	-
Accounts payable and others	3	3,962,688,432	3,751,113,676
Fee payable to the Argentine National Government	7	315,347,295	398,066,426
Total Current Liabilities		7,583,264,553	6,699,385,268
Total Liabilities		26,893,928,123	29,927,349,314
Total Shareholders’ Equity and Liabilities		59,944,389,452	57,753,029,459

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2018.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Changes in Equity

At June 30, 2019 and 2018

	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Retained Earnings	Total
Balance at 01.01. 19	258,517,299	629,252,640	137,280,595	8,942,194,399	385,254,042	10,199,186,394	7,273,994,776	27,825,680,145
Net Income for the period	-	-	-	-	-	-	5,224,781,184	5,224,781,184
Balance at 06.30.19	258,517,299	629,252,640	137,280,595	8,942,194,399	385,254,042	10,199,186,394	12,498,775,960	33,050,461,329

Balance at 01.01. 18	258,517,299	616,914,353	137,280,595	8,933,626,394	381,154,769	5,675,535,839	10,471,883,956	26,474,913,205
Adjustment IFRS 9	-	-	-	-	-	-	97,689,358	97,689,358
Balance at 01.01.18 restated	258,517,299	616,914,353	137,280,595	8,933,626,394	381,154,769	5,675,535,839	10,569,573,314	26,572,602,563
Resolutions of the Shareholders' Meeting of April 9, 2018 (Note 15):	-	-	-	-	-	-	-	-
Capitalization of dividends corresponding to preferred shares	-	12,338,287	-	8,568,004	-	-	(20,906,291)	-
Legal and facultative reserve	-	-	-	-	4,099,273	4,523,650,556	(4,527,749,829)	-
Net Income for the period	-	-	-	-	-	-	54,895,399	54,895,399
Balance at 06.30.18	258,517,299	629,252,640	137,280,595	8,942,194,398	385,254,042	10,199,186,395	6,075,812,593	26,627,497,962

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2018.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Statement of Cash Flows

At June 30, 2019 and 2018

		06.30.19	06.30.18
	Notes	$
Cash Flows from operating activities
Net Income for the period		5,224,781,184	54,895,399
Adjustments for:
Amortization of intangible assets	5 / 10	2,033,683,604	1,397,142,023
Depreciation right of use	10	60,782,179	-
Specific allocation of accrued and unpaid income	7	315,347,295	329,661,366
Income Tax	3	(317,474,339)	525,034,253
Income of investments accounted for by the equity method	4	8,593,255	(400,790)
Bad debts provision	8 / 10	151,262,366	20,391,732
Paid borrowing interests costs	6	661,194,920	558,112,177
Accrued deferred revenues and additional considerations	9	(205,022,542)	(147,014,214)
Accrued exchange differences		(1,205,112,893)	3,887,055,824
Provision for litigation	9	1,979,235	4,997,238
Adjustment effect for inflation		208,137216	(913,146,131)
Changes in operating assets and liabilities:
Changes in trade receivables		(691,425,589)	428,631,676
Changes in other receivables		(1,858,419,273)	1,082,923,447
Changes in accounts payable and others		879,461,022	(1,163,783,614)
Changes in liabilities for current income tax		(292,988,500)	(165,090,527)
Changes in provisions and other charges		265,132,422	31,882,634
Changes in fee payable to the Argentine National Government		(325,205,217)	(260,729,552)
Changes in intangible assets		(6,295,648,462)	(3,751,337,272)
Income tax paid		(429,664,722)	(601,821,292)
Net Cash(applied to)/ provided by operating activities		(1,810,606,839)	1,317,404,377

Cash flow from investment activities
Collection of other current investments		221,811,371	-
Net cash flow generated in financing activities		221,811,371	-

Cash Flow from financing activities
New borrowings	6	138,501,906	-
Payment of leases		(62,389,979)	-
Borrowings paid- principal	6	(622,041,476)	(54,166,430)
Borrowings paid- interests	6	(627,045,703)	(469,768,937)
Dividends paid	9	-	(151,348,169)
Net Cash Flow used in financing activities		(1,172,975,252)	(675,283,536)

Net (Decrease) / Increase in cash and cash equivalents		(2,761,770,720)	642,120,842

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		4,744,601,507	4,120,662,968
Net (Decrease) / Increase in cash and cash equivalents		(2,761,770,720)	642,120,841
Effect of inflation generated by cash and cash equivalents		762,409,430	(527,145,044)
Foreign Exchange differences		(215,394,451)	661,830,347
Cash and cash equivalents at the end of the period		2,529,845,766	4,897,469,112
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	1,287,729	24,420,299
Dividends on preferred shares	14	60,321,152	9,800,729

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Individual Accounting Statements audited for the year ended at December 31, 2018.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos) (the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. We can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2018 is still pending.

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The current note to the Condensed Individual Interim Financial Statements does not reflect all the information requested in the annual financial statements, as there are no significate differences. It should be read together with the individual accounting statements audited for the year ended at December 31, 2018.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES

The Condensed Individual Interim Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on August 7, 2019.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Condensed Individual Interim Financial Statements of AA2000 have been prepared in accordance with the IFRS and IFRIC Interpretations (IFRIC) and International Accounting Standards (IAS) issued by the International Standards Committee. of Accounting (IASC, for its acronym in English, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented. unless otherwise stated.

1) Comparative Information

The information included in these financial statements has been extracted from the Condensed Individual Interim Financial Statements of AA2000 as of June 30, 2018 and the Individual Financial Statements as of December 31, 2018, approved in a timely manner by the Board of Directors and by the Company's Shareholders, and restated to the closing currency of June 30, 2019, depending on the application of NIIC 19 (see Note 2.7).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

At June 30, 2019 AA2000 has participation in the following controlled companies (hereafter the Group):

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 06.30.19	Net Shareholders ‘equity at closing	Income for the year
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	47,633,930	47,968,317	2,184,355
Cargo & Logistics S.A.	5,566,259	98.63%	982,304	995,947	(994,150)
Paoletti America S.A.	6,000	50.00%	15,527	31,051	(3,478)
Texelrío S.A. (3)	84,000	70.00%	61,220,474	75,707,178	(9,757,733)
Villalonga Furlong S.A. (4)	123,700	1.46%	47,342	3,242,537	(22,249)

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)	The Net Shareholders Equity includes 4,000,000 of preferred shares of AR $1 par value
(4)	Owner of 98.42% of the capital stock and votes in a direct and indirect way.

3) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Individual Separate Financial Statements as of December 31, 2018.

4) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

5) Changes in accounting policies and disclosures

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2019 and have been adopted by the Company

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets.

The Company has revised its lease agreements in force as of January 1, 2019 and has recorded an initial "Right of Use" asset for the initial application of IFRS 16 for a total of $217,455,051 and a liability for "Lease liabilities" for $271,455,051.

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

There were no other additional changes in the Group's accounting policies based on the effective application standards as of January 1, 2019 described above.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2018.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation

Functional and presentation currency

The figures included in the financial statements were measured using its functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is coincident with the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also correspond to the comparative information of these Individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Functional and presentation currency (Contd.)

terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The semiannual coefficient for the period ended June 30, 2019 was 1.2240; also, the inter annual coefficient for the period ended June 30, 2019 was 1.5575.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Individual Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (Property, plant and equipment, Intangible assets, Right of use, Deferred profits and Additional allowances) updated by the adjustment coefficients corresponding to June 30, 2019 at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of June 30, 2019. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of June 30, 2019, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of June 30, 2019, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Transactions and balances (Contd.)

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalue - Tax inflation adjustment

The income tax gain in 2019 was $317million, including a current tax charge of $1,299 million that was mostly reversed by a deferred tax gain. On May 29, 2019, the Company adhered to the tax revaluation Law No. 27,430, fiscal period 2017, generating a deferred tax gain of $2,537 million, as well as a higher current tax of $633 million.

In order to determine the net taxable income at the end of the current period, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $406 million was incorporated into the tax result. because the Company expects that, as of December 31, 2019, the variation of the General Level Consumer Price Index (CPI) will exceed 30%. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in three consecutive years, as a result, $152 million was recognized in the current tax liability and $254 million as a liability for deferred tax.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 3 - BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENT OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENT OF FINANCIAL POSITION		06.30.19	12.31.18
	Note	$
Other non-current receivables
Trust for Strengthening	7	4,813,858,019	4,956,628,541
		4,813,858,019	4,956,628,541

Other current receivables
Expenses to be recovered		36,973,871	26,530,052
Guarantees granted	12	5,520,910	6,757,853
Related parties	7	2,886,194	8,830,099
Tax credits		1,373,813,738	1,184,453,748
Prepaid Insurance		8,793,075	34,223,731
Other		179,747,796	1,193,677
		1,607,735,584	1,261,989,160

Trade receivables, net
Trade receivables		3,209,257,517	3,117,246,661
Related parties	7	43,603,314	64,294,559
Checks - postdated checks		25,269,623	41,734,506
Provision for bad debts	8	(416,818,770)	(382,081,228)
		2,861,311,684	2,841,194,498
Cash and cash equivalents
Cash and funds in custody		6,911,201	13,015,429
Banks		2,500,803,440	3,578,784,260
Checks not yet deposited		22,131,125	29,958,491
Time deposits		-	1,122,843,327
		2,529,845,766	4,744,601,507

Accounts payable and other-current
Obligations payable		116,245,045	50,826,801
Suppliers		2,788,629,170	2,199,331,710
Foreign suppliers		68,769,148	87,423,253
Related parties	7	111,893,683	255,725,200
Salaries and social security liabilities		732,415,312	986,823,566
Other fiscal liabilities		144,736,074	170,983,146
		3,962,688,432	3,751,113,676

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 3 - BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENT OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENT OF FINANCIAL POSITION (Contd.)		06.30.19	12.31.18
	Note	$
Accounts payable and other – non current
Tax liabilities		69,089,347	107,469,769
		69,089,347	107,469,769

INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME

	Three months at		Six months at
	06.30.19	06.30.18	06.30.19	06.30.18
	$
Revenues
Aeronautical revenues	4,224,256,266	3,811,601,104	9,192,301,800	7,932,016,898
Non-aeronautical revenues	2,801,709,130	2,987,575,379	5,623,925,964	5,763,580,013
	7,025,965,396	6,799,176,483	14,816,227,764	13,695,596,911

As of June 30, 2019 and 2018, "over the time" income from contracts with customers for the six month periods was $12,664,967,062 and $11.416,531,420, respectively.

Other net incomes and expenses
Trust for Strengthening	174,340,476	168,588,731	367,543,929	340,133,543
Other	(14,296,236)	(2,860,252)	(15,026,426)	(12,957,959)
	160,044,240	165,728,479	352,517,503	327,175,584

Finance Income
Interest	399,207,454	328,659,174	787,922,459	356,604,320
Foreign Exchange differences	(677,402,174)	1,039,444,099	(580,221,774)	953,807,618
	(278,194,720)	1,368,103,273	207,700,685	1,310,411,938
Finance Expenses	$
Interest	(380,137,813)	(333,133,544)	(733,039,612)	(586,318,414)
Foreign Exchange differences	1,995,725,748	(4,703,901,892)	1,451,930,820	(4,533,433,907)
	1,615,587,935	(5,037,035,436)	718,891,208	(5,119,752,321)
	1,337,393,215	(3,668,932,163)	926,591,893	(3,809,340,383)

Income Tax
Current	(343,971,123)	536,421,132	(1,299,358,680)	(34,547,712)
Deferred	119,614,951	(350,124,714)	1,616,833,019	(490,486,541)
	(224,356,172)	186,296,418	317,474,339	(525,034,253)

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 4 - INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2019	2018
	$
Balance at January 1	118,529,414	122,807,711
Income from investments accounted for by the equity method	(8,593,255)	400,790
Balance at June 30	109,936,159	123,208,501

NOTE 5 - INTANGIBLE ASSETS

		2019	2018
	Note	$
Original values
Balance at January 1		61,014,332,447	53,067,079,121
Acquisitions of the period		6,296,936,191	3,775,757,571
Balance at June 30		67,311,268,638	56,842,836,692

Accumulated Amortization:
Balance at January 1		(17,412,555,666)	(13,975,782,706)
Amortization of the period	10	(2,033,683,604)	(1,397,142,023)
Balance at June 30		(19,446,239,270)	(15,372,924,729)
Total net balance at June 30		47,865,029,368	41,469,911,963

NOTE 6 - BORROWINGS

Breakdown of borrowings

	06.30.19	12.31.18
	$
Non-current
Bank borrowings	94,555,148	-
Negotiable Obligations	14,331,262,500	16,728,130,475
Finance lease liabilities	6,883,860	19,698,251
Cost of issuance of Negotiable Obligations	(71,216,017)	(96,683,423)
Total Non- Current	14,361,485,491	16,651,145,303

Current
Bank borrowings	32,934,629	-
Negotiable Obligations	2,397,951,537	2,001,262,206
Finance lease liabilities	32,612,528	59,417,174
Cost of issuance of Negotiable Obligations	(10,550,521)	-
Total Current	2,452,948,173	2,060,679,380
Total	16,814,433,664	18,711,824,683

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS (Contd.)

Breakdown of borrowings:

	2019	2018
	$
Balance at January 1	18,711,824,683	13,646,802,698
New borrowings	139,789,635	24,420,299
Borrowings paid	(1,249,087,179)	(523,935,367)
Accrued interest	661,194,920	558,112,176
Foreign Exchange differences	(1,442,554,919)	4,548,886,171
Inflation adjustment	(6,733,476)	(34,466,066)
Net Balance at June 30	16,814,433,664	18,219,819,911

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

At June 30, 2019 the reasonable value of negotiable obligations issued in February 2017 is of $16,310,733,451. Such method of valuation is classified according to IFRS 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at June 30, 2019 and December 31, 2018 are as follows:

	06.30.19	12.31.18
	$
Trade receivables net- Current
Servicios y Tecnología Aeroportuarios S.A.	3,983,328	7,018,271
Other related companies	39,619,986	57,276,288
	43,603,314	64,294,559
Other current receivables
Cargo & Logistics S.A.	795,282	973,462
Other related companies	2,090,912	7,856,637
	2,886,194	8,830,099
Accounts payable and other- Current
Servicios y Tecnología Aeroportuarios S.A.	9,658,317	38,310,061
Texelrío S.A.	42,604,759	44,580,280
Other related companies	59,630,607	172,834,859
	111,893,683	255,725,200
Provisions and other charges
Villalonga Furlong S.A.	790,845	1,623,879
Other related companies	426,249	521,749
	1,217,094	2,145,628

During the six month periods ended at June 30, 2019 and 2018, the Company has charged the cost $184,927,070 and $200,573,091 respectively for maintenance done with Texelrío S.A.

During the six month periods ended June 30, 2019 and 2018 the Company has charged to the cost $98,699,202 and $54,883,151 respectively with Proden SA for management control services, financial assistance, internal audit, out sourcing of systems and technology and rental and maintenance of offices.

During the six month periods ended June 30, 2019 and 2018 the Company has charged at cost $28,951,660 and $20,371,782, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the six month periods ended June 30, 2019 and 2018, the Company has charged with Helport S.A. to intangible assets $189,774,478 and $421,244,752 respectively and at cost $64,636,524 and $87,364,676 respectively.

During the period ended June 30, 2018, the Company has allocated intangible assets for $8,304,641 corresponding to Mendoza's work carried out by Jose Cartellone - Helport - UTE.

During the period ended at June 30, 2019 $151,348,169 of dividends have been paid to the shareholders according to their shareholding.

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

At June 30, 2019 and December 31, 2018 the Company owed the Argentine National Government $315,347,295 and $398,066,426 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $4,813,858,019 and $4,956,628,541 respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $68,105,481 and $37,783,853 for the six month periods ended at June 30, 2019 and 2018 respectively.

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the Argentine Republic or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 8 - BAD DEBT PROVISIONS

	2019	2018
	$
Initial balance at January 1	382,081,228	273,277,256
IFRIC 9 adjustments	-	(130,252,477)
Balance at January 1 - Restated	382,081,228	143,024,779
Increases (*)	191,762,296	20,391,732
Usage	(75,891,052)	(21,756,363)
Inflation adjustment	(81,133,702)	141,660,148
Final Balance at June 30	416,818,770	283,320,296

(*) As of June 30, 2019 and 2018 includes $151,262,366 and $20,391,732 respectively in Distribution and Commercialization Expenses (Note 10) and $40,499,930 in Exchange Difference (Note 3).

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Note	At January 1 2019	Increases	Decreases	Inflation Adjustment	Accruals	At June 30 2019	Total current	Total Non Current
Litigations		72,447,524	1,979,235	(7,589,547)	(13,243,098)	-	53,594,114	53,594,114	-
Related Parties	7	2,145,628	19,730	(617,674)	(330,590)	-	1,217,094	1,217,094	-
Deferred Income		172,966,322	219,904,182	-	-	(185,384,474)	207,486,030	175,997,501	31,488,529
Trust for works- Portfolio of Projects 2012/2014		183,478,868	1,088,720,014	(1,096,050,254)	(35,973,012)	-	140,175,616	140,175,616	-
Guarantees Received		58,951,113	72,321,408	(55,177,794)	(6,213,734)	-	69,880,993	69,880,993	-
Upfront fees from Concessionaires		160,005,825	14,230,372	-	-	(19,638,068)	154,598,129	33,429,287	121,168,842
Total of provisions and others liabilities		649,995,280	1,397,174,941	(1,159,435,269)	(55,760,434)	(205,022,542)	626,951,976	474,294,605	152,657,371

	Note	At January 1 2018	Increases	Decreases	Inflation Adjustment	Accruals	At June 30 2018	Total current	Total Non Current
Litigations		97,254,228	4,997,238	(19,458,203)	(13,353,690)	-	69,439,573	69,439,573	-
Related Parties		7,564,105	153,686	(2,908,067)	(865,922)	-	3,943,802	3,943,802	-
Deferred Income		197,730,357	65,677,533	-	-	(122,707,751)	140,700,139	100,034,692	40,665,447
Trust for works- Portfolio of Projects 2012/2014		135,568,996	810,008,074	(792,012,012)	(18,901,069)	-	134,663,989	134,663,989	-
Guarantees Received		55,873,503	14,245,285	(3,420,944)	(8,204,994)	-	58,492,850	58,492,850	-
Upfront fees from Concessionaires		199,666,434	4,962,598	-	-	(24,306,463)	180,322,569	40,305,149	140,017,420
Dividends to be paid	7	442,776,548	-	(151,348,169)	(138,012,762)	-	153,415,617	153,415,617	-
Total of provisions and others liabilities		1,136,434,171	900,044,414	(969,147,395)	(179,338,437)	(147,014,214)	740,978,539	560,295,672	180,682,867

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
	$
Six month period ended at 06.30.19
Specific allocation of revenues	2,205,263,573	-	-	2,205,263,573
Airport services and maintenance	2,010,428,049	-	3,292,064	2,013,720,113
Amortization of intangible assets	1,980,232,412	1,509,401	51,941,791	2,033,683,604
Salaries and social security contributions	1,909,405,858	24,574,854	210,666,273	2,144,646,985
Fees for services	95,880,710	8,593,941	50,622,926	155,097,577
Public utilities and contributions	362,314,577	108,201	1,209,513	363,632,291
Taxes	76,384,121	705,130,022	128,364,810	909,878,953
Office expenses	305,463,979	5,325,243	79,886,673	390,675,895
Insurance	32,371,748	8,273	68,161	32,448,182
Advertising expenses	-	16,053,305	-	16,053,305
Bad debt charges	-	151,262,366	-	151,262,366
Board of Directors and Supervisory Committee fees	-	-	13,435,532	13,435,532
Amortization right of use	60,782,179	-	-	60,782,179
Total at 06.30.19	9,038,527,206	912,565,606	539,487,743	10,490,580,555

Six month period ended at 06.30.18
Specific allocation of revenues	2,040,801,261	-	-	2,040,801,261
Airport Services and maintenance	2,017,997,052	11,060,852	23,779,782	2,052,837,686
Amortization of intangible assets	1,380,286,945	2,623,782	14,231,296	1,397,142,023
Salaries and social security contributions	1,702,998,019	62,906,131	261,945,236	2,027,849,386
Fees for services	24,167,316	10,120,587	39,912,177	74,200,080
Public utilities and contributions	304,166,953	629,112	2,106,365	306,902,430
Taxes	54,259,145	696,243,150	143,206,005	893,708,300
Office expenses	8,021,771	6,308,449	337,673,455	352,003,675
Insurance	32,921,233	-	2,030,914	34,952,147
Advertising expenses	-	54,773,517	-	54,773,517
Bad debt charges	-	20,391,732	-	20,391,732
Board of Directors and Supervisory Committee fees	-	-	13,972,594	13,972,594
Total at 06.30.18	7,565,619,695	865,057,312	838,857,824	9,269,534,831

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 11 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 06.30.19		Foreign exchange rates	Amount in local currency at 06.30.19	Amount in local currency at 12.31.18
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	37,881,451	42.2630	1,600,983,748	3,534,844,735
Trade receivables	US$	57,945,446	42.2630	2,448,948,364	2,221,735,111
Current investments	US$	-		-	228,309,558
Total current assets				4,049,932,112	5,984,889,404
Total assets				4,049,932,112	5,984,889,404

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	6,921,520	42.4630	293,908,511	491,544,235
	Euros	3,538,149	48.3229	170,973,637	105,405,007
Borrowings	US$	55,679,249	42.4630	2,364,307,961	2,384,400,273
Lease liabilities	US$	2,723,377	42.4630	115,642,762	-
Total current liabilities				2,944,832,871	2,981,349,515

NON-CURRENT LIABILITIES
Borrowings	US$	339,726,766	42.4630	14,425,817,648	20,180,299,269
Lease liabilities	US$	833,311	42.4630	35,384,898	-
Total non- current liabilities				14,461,202,546	20,180,299,269
Total liabilities				17,406,035,417	23,161,648,784
Net liability position				13,356,103,305	17,176,759,380

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at June 30, 2019 and December 31, 2018 include $5,520,910 and $6,757,853 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At June 30, 2019 capital stock is as follows:

Par Value
$
Paid-in and subscribed	887,769,939
Registered with the Public Registry of Commerce	887,769,939

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 629,252,640 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Contd.)

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal and social address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - CAPITAL STOCK AND SHARE PREMIUM

The ordinary and special general meeting of classes A, B, C and D and special preferred shares held on July 25, 2019 resolved to distribute a dividend to the preferred shares for an amount of $118,276,769. In virtue of the fact that the AA2000 financial statements were prepared in accordance with the applicable accounting standards described in Note 2 and General Resolution 777/2018 of the National Securities Commission, which ordered the application to the financial statements that close as of December 31, 2018 the method of restatement of financial statements in homogeneous currency, the dividend of preferred shares was computed taking into account the adjusted value of said shares.

Likewise, the preferential dividend accrued for the six-month period ended June 30, 2019 is $60,321,152 and will be recorded at the time of its approval by the Shareholders' Meeting.

NOTE 15 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;
(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 15 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019 (Contd.)

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

On the other hand, the ordinary general assembly, special of classes A, B, C and D and special of preferred shares, convened for April 15, 2019, which was adjourned for April 30, 2019 decided not to address the Agenda item referred to the destination of the result of the year 2018, for which purpose a new assembly was convened for June 13, 2019, which was adjourned for July 11 and then for July 25, 2019. In the assembly held on July 25, 2019, the following was resolved:

-	That the result of the year ended December 31, 2018 has the following destination:

(i)	$62,651,480 for the constitution of the legal reserve;
(ii)	$118,276,769 to the distribution of dividends corresponding to the preferred shares held by the national State, payable in 118,276,769 preferred shares of a peso ($ 1) par value each;
(iii)	the sum of US $ 50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of the meeting amounts to $ 2,143,500,000) to the distribution of cash dividends among shareholders of classes A, B, C and D shares, in accordance with their respective holdings; and
(iv)	the remainder, that is, $ 4,949,288,026 for the constitution of an optional reserve for the execution of future works plans.

-	issue 118,276,769 preferred shares of one-peso par value each and with identical conditions of issuance of preferred shares issued in favor of the national State at the extraordinary and special general meeting of shareholders classes A, B and C dated March 6 of 2008;

-	increase the share capital from $ 887,769,939 to $ 1,006,046,708, that is, in the amount of $ 118,276,769, by issuing 118,276,769 preferred shares of $ 1 (one peso) par value each, without voting rights;

-	that the preferred shares are fully subscribed by the national State;

-	delegate to the board of directors the entry in the shareholders’ registry of the capital increase resolved.

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format (Contd.)

NOTE 16 - EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	06.30.19	06.30.18
Income for the year, net accrued dividends	5,164,460,033	45,094.670
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	19.9772	0.1744

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Individual Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the financial statements audited at December 31, 2018.

There have been no changes in the risk management policies since the last yearly closing.

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission

General issues about the activity of the Company

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates					Without
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	established term	Total
	$
RECEIVABLES
Trade receivables	1,828,842,600	1,026,341,863	2,794,627	1,666,297	1,666,297	-	-	2,861,311,684
Other receivables	-	8,797,925	2,198,269	2,198,269	2,198,269	4,813,858,019	1,592,342,852	6,421,593,603
	1,828,842,600	1,035,139,788	4,992,896	3,864,566	3,864,566	4,813,858,019	1,592,342,852	9,282,905,287

DEBTS
Specific allocation of income to be paid E.N.A.	-	315.,347.295	-	-	-	-	-	315,347,295
Accounts payable and other	299,944,306	2,949,808,086	10,576,131	12,496,062	689,863,847	69,089,347	-	4,031,777,779
Borrowings	-	288,677,619	721,423,518	721,423,518	721,423,518	14,361,485,491	-	16,814,433,664
Lease liabilities	-	30,440,411	29,877,990	28,200,108	27,124,253	35,384,898	-	151,027,660
Income tax liabilities	-	105,681,509	-	-	156,661,777	-	-	262,343,286
Deferred tax	-	-	-	-	-	-	4,692,046,463	4,692,046,463
Provisions and other charges	-	236,378,067	61,114,570	35,277,382	16,832,385	152,657,371	124,692,201	626,951,976
	299,944,306	3,926,332,987	822,992,209	797,397,070	1,611,905,780	14,618,617,107	4,816,738,664	26,893,928,123

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission (Contd.)

General issues about the activity of the Company (Cont.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (*)
	Thousands of $
In national currency	6,833,957	4,850,556
In foreign currency
American dollars	2,448,948	17,072,187
Euros	-	170,974
Total	9,282,905	22,093,717

(*) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission (Contd.)

General issues about the activity of the Company (Cont.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes	% share in preferred capital
Societá per Azioni Esercizi Aeroportuali S.E.A.	21,973,747 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A	8,50%	8,50%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29,75%	29,75%
RIVA SAICFyA	2,197,375 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	0,85%	0,85%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C and Class A	45,90%	45,90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%
Estado Nacional Argentino	629,252,640 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 16.				100%

29

“Free translation from the original in Spanish for publication in Argentina”

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Receivables:

Year	In thousands of pesos
1st Semester	45,694
Without established deadline	796
Total	46,490

Debts:

Year	In thousands of pesos
1st Semester	112,320
Without established deadline	791
Total	113,111

Classification of credits and debts, in a way that allows to know the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

In thousands of
$
In national currency
Without adjustment clauses	46,490
46,490

Debts with Companies of Art. 33 of Law No. 19,550

In thousands of
$
In national currency
Without adjustment clauses	113,111
113,111

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission (Contd.)

Debts with Companies of Art. 33 of Law No. 19,550 (Cont.)

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates will be indicated applied.

They do not exist.

Physical inventory of inventories

Frequency and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the period is admissible for inventories.

See Note 2 to the present financial statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation. They do not exist.

31

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission (Contd.)

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See Note 2 to the present financial statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured	Residual book value
	Thousands of $
Fire	139,070,559	46,446,242
Vehicles, Machines and Equipment	149,017	111,762

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered to calculate the provisions whose balances, considered individually or together, exceed two percent (2%) of the equity.

They do not exist

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See Notes 2 to the present financial statements.

32

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Condensed Individual Interim Financial Statements

At June 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission (Contd.)

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See Note to the present financial statements.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See Notes 16 and 17 to the present financial statements.

33

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF SEPARATE CONDENSED INDIVIDUAL INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. ("the Company") including the separate statement of financial position as at June 30, 2019, the separate statement of comprehensive income for the six and three months periods ended June 30, 2019 and the separate statements of changes in shareholders' equity and of cash flows for the six-month period then ended and the selected explanatory notes.

The balances and other information for the year 2018 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and, added by the National Securities Commission (CNV) to its regulations, as issued by the International Accounting Standard Board (IASB) and thus, is responsible for the preparation and presentation of the separate condensed individual interim individual financial statements mentioned in the first paragraphs, in accordance with International Accountant Standard No. 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the separate condensed individual interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statements of comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the separate condensed individual interim financial statements mentioned in the first paragraphs, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. are in process of being transcribed into the into the “Inventory and Balance Sheet” book;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations;

c)	we have read the additional information to the notes to the separate condensed individual interim financial statements required by Article 12, Chapter III, Title IV of the Regulations of the National Securities Commission, on which, insofar as concerns our field of competence, we have no observations to make;

d)	as of June 30, 2019, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $113.713.627, which was not yet due at that date.

Autonomous City of Buenos Aires, August 7, 2019.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have reviewed the accompanying separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. including the separate statement of financial position as of June 30, 2019, the separate statement of comprehensive income for the six and three months periods ended June 30, 2019 and the separate statements of changes in shareholders' equity and of cash flows for the six-month period ended June 30, 2019, the explanatory notes and the additional information required by the article 63 subsection a), paragraph 6 of the BYMA Regulation.

The company's board of directors is responsible for the preparation and presentation of these separate condensed individual interim financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and, added by the National Securities Commission (CNV) to its regulations, as issued by the International Accounting Standard Board (IASB). Therefore, it is responsible for the preparation and presentation of the separate condensed individual interim financial statements mentioned in the first paragraph, in accordance with International Accountant Standard No. 34 “Interim Financial Reporting” (IAS 34).

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report on review of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated August 7, 2019, who states that it has been issued in accordance with the International Standard of Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor" of the entity, which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE.

This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the separate statement of financial position, the separate statements of comprehensive income and cash flows of the company.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

Based on our review, with the scope described above, we hereby inform that:

a)        the separate condensed individual interim financial statements as of June 30, 2019 consider all significant events and circumstances that are known to us, and nothing has come to our attention that causes us to believe that the separate condensed individual interim financial statements mentioned in the first paragraph of this report, have not been prepared, in all material respects, in accordance with International Accounting Standard No 34. (IAS 34); and

b)       the separate condensed individual interim financial statements mentioned in the first paragraph of this report have not been established in the Inventory and Balance Book, and they arise from the accounting records taken in their formal aspects in accordance with legal regulations.

In exercise of our legal supervision duties, during the period at issue, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, August 7th 2019.

Patricio A. Martin
By Surveillance Committee